

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

John O. Stewart
Executive Vice President and Chief Financial Officer
Dr Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, TX 75024

     **Re:**    **Dr Pepper Snapple Group, Inc.**
            **Form 10-K for the Fiscal Year Ended December 31, 2009**
            **Filed March 1, 2010**
            **File No. 001-33829**

Dear Mr. Stewart:

     We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        John Reynolds
                        Assistant Director